Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

March 23, 2023

Re:	ZEEKR Intelligent Technology Holding Limited (CIK: 0001954042) Amendment No.1 to Draft Registration Statement on Form F-1 Confidentially Submitted on February 1, 2023

Confidential

Mr. Charles Eastman

Mr. Hugh West

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 13, 2023 on the Company’s Amendment No.1 to Draft Registration Statement on Form F-1 confidentially submitted on February 1, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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March 23, 2023

Amendment No. 1 to Draft Registration Statement on Form F-1

Gross Profit, Gross Profit Margin, page 100

1.	We note your response to our prior comment 8. Please revise your registration statement to include this response.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Revised Draft Registration Statement.

OUR COMPETITIVE STRENGTHS, page 122

2.	We note your response to our prior comment 13. Please revise your disclosure to include your response to our comment. Please also address the fact that your Director, Co-Founder, and Chief Executive is currently an executive director of Geely and that your Chairman is currently the Chairman of the board of directors of Geely.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Revised Draft Registration Statement.

DESCRIPTION OF AMERICAN DEPOSITORY SHARES, page 189

3.	We note your response to prior comment 16 and disclosure on page 189 that your forum selection provision identifies state and federal courts in New York, New York as the exclusive forum for certain litigation by those holding ADS or an interest therein, including any such action or proceeding that may arise under the Securities Act or Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also make likewise revisions to your risk factor on page 73 and disclose whether the provision would apply if a holder withdrew the underlying shares. Also, regarding your revisions on pages 189 and 196, please revise to separately caption the forum and jury trial waiver provisions.

Upon further negotiation between the Company and the depository bank, the Company decided not to include a forum selection provision in deposit agreement with respect to this contemplated public offering. Hence, the Company respectfully submits that it has deleted the references to such provision in “Risk Factors” and “Description of American Depositary Shares.” Please refer to the revised the disclosure on pages 73 and 197 of the Revised Draft Registration Statement.

The Company respectfully submits that it has added a separate caption for the jury trial waiver provision on page 197 of the Revised Draft Registration Statement.

March 23, 2023

Exhibits

4.	Please provide an active hyperlink directly to your exhibits. Refer to Item 601(a)(2) of Regulation S-K. Also include the disclosures required by Item 601(b)(10)(iv) of Regulation S-K in your exhibit index.

The Company respectfully submits that it will add active hyperlink to the exhibits upon the public filing.

In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of the Revised Draft Registration Statement.

General

5.	Please reconcile your revisions in response to prior comment 25 with your continued disclosure on page 7 that you “will rely” on the controlled company exemptions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 77 of the Revised Draft Registration Statement.

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March 23, 2023

If you have any questions regarding this submission, please contact Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer
Mr. Jing Yuan, Chief Financial Officer
ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner Deloitte Touche Tohmatsu Certified Public Accountants LLP

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